April 29, 2011
April 29, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644
Re:	John Hancock Life Insurance Company (U.S.A) Separate Account H Registration Statement on Form N-4 (File Nos. 333-172475 and 811-4113)

John Hancock Life Insurance Company of New York Separate Account A Registration Statement on Form N-4 (File Nos. 333-172476 and 811-6584)
Dear Ms. White:
On behalf of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated March 15, 2011. The comment letter is with respect to our February 28, 2011 filings of initial Registration Statements on Form N-4 under the Securities Act of 1933, as amended (the “Act”) (Accession Numbers 0000950123-11-019009 and 0000950123-11-018993) (the “February 28th Filings”) for the above-referenced registrations of a of a flexible purchase payment deferred variable annuity contract to be issued by the Companies (the “Contract”).
Your March 15, 2011 comments are shown in italics below. We use underlines to show additions and strikethroughs to show deletions to the text of the Contract prospectus that was included in the February 28th Filings (the “Prospectus”). We intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, together other changes noted in this letter and edits of an updating nature, as part of a pre-effective amendment to each of the respective February 28 Filings (the “Pre-Effective Amendments”). Our cover letters for the filing of the Pre-Effective Amendments will request an acceleration of the effective date for the respective registration statement to June 1, 2011.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

1.	General
a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.
RESPONSE: The issuing Company will be solely responsible for paying out on any guarantees associated with the Contract.
b. Please note that we will not accelerate the filing until all bracketed numbers are finalized.
RESPONSE: All of the values filed in brackets in our Initial Registration Statements will be finalized in the Revised Prospectus to be included in the Pre-Effective Amendments.

2.	Glossary — Reference Value, page 4
Please provide a more specific definition of Reference Value.
RESPONSE: The following definition will be added to the “Special Terms Used with Our Income Plus For Life 6.11 Series Riders” section of the Glossary in the Revised Prospectus:
Reference Value: A value that the Portfolio Stabilization Process uses each Business Day to compare against your Contract Value. The Reference Value is based on your initial Contract Value, and is adjusted each Business Day to reflect Additional Purchase Payments and Excess Withdrawals. We adjust the Reference Value on each Monthly Anniversary to reflect the current Contract Value if that amount is greater than the most recently determined Reference Value. The Reference Value has no cash value, and you cannot withdraw it. It is not designed to equal the Benefit Base or the Lifetime Income Amount.

3.	DCA Fixed Investment Option, page 7
Please disclose when the option will be available or delete the disclosure of the DCA Option. To tout a feature that may or may not be offered in the future is misleading. When and if a DCA Option is available, it can be added by post-effective amendment.
RESPONSE: The subsection entitled “DCA Fixed Investment Option” (under “What are my investment choices?” in “II. Overview”) and the second paragraph of the “Special Transfer Services — Dollar Cost Averaging” section (in “V. Description of the Contract”) will be deleted in the Revised Prospectus. All other references to the DCA Fixed Investment Option will be deleted as well.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

4.	Availability, page 8
Please bold the last sentence of the section.
RESPONSE: The “Availability” subsection under “What types of optional benefit Riders may I buy under the Contract? — Income Plus For Life 6.11 Series Riders” in the Revised Prospectus will appear as follows:
Availability. If it is available in your state, you may elect to purchase an IPFL 6.11 Series Rider through your registered representative’s authorized distributor. The IPFL 6.11 Series Riders are not available if you inherit a Contract issued as an IRA (see “VI. Optional Benefits — Availability”). You (or the applicable oldest “Covered Person”) must be under age 81 to purchase the Rider. Once we issue a Contract with an IPFL 6.11 Series Rider, you will not be able to terminate the Rider or exchange it for another Rider while your Contract is in effect.

5.	Contract Owner Transaction Expenses Table, page 11
As there is not a “current” withdrawal charge, please remove the term “maximum” from the withdrawal charge column.
RESPONSE: We will remove “Maximum” from the headings for the withdrawal charge tables in “III. Fee Tables” and in “VII. Charges and Deductions” in the Revised Prospectus.

6.	Periodic Fees and Expenses other than Portfolio Expenses Table, page 12
But for footnote (1), the annotations in the table do not correspond to the footnotes below. Please revise.
RESPONSE: The footnote annotations will be corrected to correspond to the footnotes below the table in the Revised Prospectus.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

7.	Other Account Fees deducted from Contract Value and Rider Value, pages 12 and 36
Please delete the statement that you can increase the rider fee up to the fee table maximum charge at any time for new contracts. An amendment is necessary to revise the fee table prior to instituting a different current charge, so the disclosure is neither necessary nor appropriate.
RESPONSE: We will revise the footnotes to the “Other Account Fees deducted from Contract Value” table in the Revised Prospectus as follows:
Other Account Fees deducted from Contract Value
Optional Guaranteed Minimum Withdrawal Benefit Riders
(You may select only one of the following. We deduct the fee on an annual basis from Contract Value.)

	IPFL 6.11 Rider[1]	IPFL Joint Life 6.11[2]
Maximum Fee	1.50%	1.50%
Current Fee	1.00%	1.00%

[1]	The current charge for the Income Plus For Life 6.11 Rider is 1.00% of the Adjusted Benefit Base. We reserve the right to change the charge up to a maximum charge of 1.50% at any time, but we will not do so during the first 2 Contract Years, or within the 2 Contract Years following such a change. ~~We also reserve the right to change the charge on new Contracts up to a maximum charge of 1.50% at any time.~~

[2]	The current charge for the Income Plus For Life — Joint Life 6.11 Rider is 1.00% of the Adjusted Benefit Base. We reserve the right to change the charge up to a maximum charge of 1.50% at any time, but we will not do so during the first 2 Contract Years, or within the 2 Contract Years following such a change. ~~We also reserve the right to change the charge on new Contracts up to a maximum charge of 1.50% at any time.~~
The last sentence in the third paragraph of the “Rider Fee” section of “VI. Optional Benefits - Features of the IPFL 6.11 Series Riders” in the Revised Prospectus will be deleted, as follows:
The current fee is equal to 1.00% of the Adjusted Benefit Base. The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-Up applied on that prior Contract Anniversary) increased by any Additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to change the IPFL 6.11 Series Rider fee at any time, but we will not change the Rider fee during the first two Contract Years, or within the two Contract Years following a change in the Rider fee. The fee will never exceed a maximum fee of 1.50%. ~~We also reserve the right to change the charge on new Contracts up to a maximum charge of 1.50% at any time.~~

8.	Investment Management — Blocked Paragraph, page 16
Please make it clear in plain English that the investment requirements that you may impose under Contracts with the IPFL 6.11 Series Rider are to protect you from loss, and not to increase returns for contract owners. Also, if true, clarify that when you state that the requirements may affect performance and the availability of investment options under the contract, you mean lower performance and reduce the availability of investment options.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

RESPONSE: The Portfolio Stabilization Process is intended to protect us from loss. It may lower performance and reduce the availability of investment options in certain market scenarios, but it also may increase performance, or buffer losses, in other scenarios. The text of the blocked paragraph in “IV. General Information about Us, the Separate Accounts and the Portfolios — The Portfolios” is intended to disclose a potential risk of increased Portfolio expense, lower investment performance, and a reduction in the availability of Investment Options. We will revise the text in the Revised Prospectus to read as follows:
In selecting the Portfolios that are available as Investment Options under a Contract with an IPFL 6.11 Series Rider, we may establish requirements that are intended, among other things, to mitigate market price and interest rate risk for compatibility with the Portfolio Stabilization Process and our obligations to pay guarantees and benefits under the Rider. We seek to make available Investment Options that use strategies that are intended to lower potential volatility, including, but not limited to, strategies that: encourage diversification in asset classes and style; combine equity exposure with exposure to fixed income securities; and allow us to effectively and efficiently manage our exposure under the Rider. The requirements we impose are intended to protect us from loss. They may increase a Portfolio’s transaction costs, and may otherwise lower or otherwise affect both the performance and reduce the availability of Investment Options under the Contract and/or under optional benefit Riders.

9.	Portfolios for Contracts issued with an IPFL 6.11 Series Rider, page 17
Please bold the entire second paragraph of this section.
RESPONSE: The entire second paragraph in “Portfolio Investment Objectives and Strategies — A. Portfolios for Contracts issued with an IPFL 6.11 Series Rider” in the Revised Prospectus will be bolded.

10.	Distribution of the Death Benefit, page 27
You have advised us that a Beneficiary may draw a check on the John Hancock Safe Access Account that is payable to himself/herself as well as to other persons. Please disclose this in the prospectus.
RESPONSE: The fourth paragraph in “Death Benefit During Accumulation Period — Distribution of the Death Benefit” in the Revised Prospectus will now read as follows:
Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see “Withdrawals” above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

funds either in a single check or wire transfer or in a John Hancock Safe Access Account (“JHSAA”). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. The Beneficiary may draw a check on the JHSAA that is payable to himself/herself as well as to other persons or parties. Note, however, that a JHSAA is not a true checking account, but is solely a means of distributing the Contract’s death benefit. The Beneficiary can only make withdrawals, and not deposits. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

11.	Notice of Maturity Date and Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider, pages 29 and 30
Please disclose that each default annuity is a variable option. See Guide 12 to Form N-4.
RESPONSE: “General — Notice of Maturity Date” in the Revised Prospectus will now read as follows:
Notice of Maturity Date. Under our current administrative procedures, we will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. If you do not choose an Annuity Option, do not make a total withdrawal of the Surrender Value, or do not ask us to change the Maturity Date, we will provide as a default a~~n~~ variable Annuity Option in the form of a life annuity with monthly payments guaranteed for ten years, as described below. The Annuity Commencement Date will be the Maturity Date. However, if the Contract Value is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.
The first paragraph of “Annuity Options — Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider” in the Revised Prospectus will now read as follows:
Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider. We make additional Annuity Options available if you purchase a Contract with one of our Income Plus For Life 6.11 Series Riders (“IPFL Alternate Annuity Options”). The applicable fixed IPFL Alternate Annuity Option for single or joint lives shown below will be provided as the default option at your Contract’s Maturity Date.

12.	Operation of the Portfolio Stabilization Process, pages 39-44
a. Please insert a short plain English explanation of when money will be moved before the explanation of how the process works.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

RESPONSE: We will revise the “Automatic Transfers” section immediately preceding “Operation of the Portfolio Stabilization Process” in the Revised Prospectus to disclose a short plain English explanation of the underlying principles behind the process. We cannot predict with any certainty, however, when money will be moved. Accordingly, the revised second paragraph of this section will read as follows:
We automatically transfer Contract Value under your Contract between Lifestyle PS Subaccounts and the Bond PS Subaccount from time to time. Our Portfolio Stabilization Process determines when and how much to transfer, if any, from the Lifestyle PS Subaccounts to the Bond PS Subaccount. We intend the process to limit your Contract Value’s exposure to equity markets by allocating Contract Value to the Bond PS Subaccount during periods of equity market volatility and also when you take withdrawals after the Lifetime Income Date. The Portfolio Stabilization Process also determines when, and how much, Contract Value to transfer, if any, from the Bond PS Subaccount to the Lifestyle PS Subaccounts. We designed the Portfolio Stabilization Process, and made it an integral part of the IPFL 6.11 Series Riders, to protect us by reducing the potential impact of volatile markets on the risks we assume from the guarantees provided to you under the Riders. The process works to monitor your Contract Value every Business Day and to determine whether to transfer Contract Value between the Lifestyle PS Subaccounts and the Bond PS Subaccount. Transfers under the Portfolio Stabilization Process do not affect the current value of the Benefit Base or the Lifetime Income Amount, and they are not included within the Separate Account’s short term trading restriction of two transfers a month. (See “V. Description of the Contract — Transfers You May Make Among Investment Options.”)
b. Step One (page 39, 3 bullets) — Please explain in the prospectus, as you do in the SAI, how each of the factors listed affects determination of the Reference Value (“RV”). Also, you state that the RV is adjusted each day to reflect the adjusted amount of Additional Purchase Payments after the Lifetime Income Date, and refer to the reader to “Withdrawals after the Lifetime Income Date,” but we do not see where that section addresses the issue (it talks about how withdrawals affect the Benefit Base, not the Reference Value). Please advise or revise.
RESPONSE: The text in the “Step One” section in the Revised Prospectus will now read as follows:
          STEP ONE
Determination of Reference Value. We calculate a Reference Value based on the initial Contract Value of your Contract in each of your selected Variable Investment Options. We increase ~~adjust~~ the Reference Value each Business Day to reflect:
•	prior to the Lifetime Income Date, the full amount of any Additional Purchase Payments we receive on that Business Day, and

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

•	on or after the Lifetime Date, the excess, if any, ~~adjusted amount~~ of any Additional Purchase Payments we receive on that Business Day over any withdrawal since the later of:
•	the Lifetime Income Date, or

•	the date of the most recent Additional Purchase Payment that increased the Reference Value, or

•	the date of the most recent reduction in the Reference Value.
•	~~(see “Withdrawals after the Lifetime Income Date,” below)~~
We increase the Reference Value on each Monthly Anniversary to reflect the current Contract Value if that amount is greater than the most recently determined Reference Value.
We decrease the Reference Value on any Business Day you take an Excess Withdrawals, (which includes any withdrawal prior to the Lifetime Income Date). Excess Withdrawals reduce the Reference Value in the same proportion as the amount of the withdrawal divided by the Contract Value prior to the withdrawal.
~~The Reference Value will not be adjusted for withdrawals that are less than or equal to the Lifetime Income Amount.~~
•	~~Excess Withdrawals, including all withdrawals prior to the Lifetime Income Date, will reduce the Reference Value in the same proportion as the amount of the withdrawal divided by the Contract Value prior to the withdrawal.~~
~~We adjust the Reference Value on each Monthly Anniversary to reflect the current Contract Value if that amount is greater than the most recently determined Reference Value.~~ The Reference Value will not be decreased adjusted for withdrawals on and after the Lifetime Income Date that are less than or equal to the Lifetime Income Amount or if your withdrawals are made under our Life Expectancy Distribution program (see “Withdrawals after the Lifetime Income Date,” below).
The Reference Value has no cash value, and you cannot withdraw it. It is not designed to equal the Benefit Base or the Lifetime Income Amount.
c. Step Two (Bottom of page 40) — You state that the “RV Ratio may change when you take withdrawals up to the Lifetime Income Amount, and may result in automatic transfers of Contract Value to the Bond PS Subaccount under STEP FOUR A.” Please add an example to the prospectus (or refer the reader to an Appendix) illustrating this concept.
RESPONSE: We will include an example in the Revised Prospectus to illustrate the concept.
d. Step Three (pages 41-43) — You state that the company calculates the Permitted Contract Value Range using: (1) the dollar weighted Assumed Equity Allocation Factor (AEAF); (2) the RV Ratio; and (3) the Contract Value, but you do not provide the formula. Please include the formula in the prospectus, not just in the SAI. This includes discussing the “Target Bond PS Subaccount Allocation” and defining the term in the Glossary.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

RESPONSE: The following definition of “Target Bond PS Subaccount Allocation” will be added to “I. Glossary — Special Terms Used with Our Income Plus For Life 6.11 Series Riders” in the Revised Prospectus:
Target Bond PS Subaccount Allocation: The target amount required to be maintained in the Bond PS Subaccount, before adjustment to reflect Contract Value allocated to the Ultra Short Term Bond Subaccount.
The “Operation of the Portfolio Stabilization Process — Step Three” section in the Revised Prospectus will now include a footnote with the Target Bond PS Subaccount Allocation formula, as follows:
          STEP THREE
Review Allocation of Contract Value. The Portfolio Stabilization Process reviews the allocation of your Contract Value and determines how much Contract Value, if any, will be transferred to or from the Bond PS Subaccount. It does this by:
•	assigning an assumed equity allocation factor (“Assumed Equity Allocation Factor” or “AEAF”) to each of the Lifestyle PS Subaccounts that you may select;

•	calculating a dollar-weighted AEAF for your Contract Value based on the Contract Value then allocated to each of your selected Lifestyle PS Subaccounts;

•	determining the amount of Contract Value*, if any, (a) to be transferred from the Lifestyle PS Subaccounts to the Bond PS Subaccount; or (b) to be transferred to the Lifestyle PS Subaccounts from the Bond PS Subaccount.
Assumed Equity Allocation Factors under the Portfolio Stabilization Process. The AEAF for each of the Lifestyle PS Subaccounts is a hypothetical value that will not change once we issue a Contract with an IPFL 6.11 Series Rider. The factor is based on the underlying Portfolio’s investment objective. In general, the more an underlying Portfolio seeks to invest in equities (or in funds that invest in equities), the higher the factor. Your selection of other Investment Options, and the amount of Contract Value allocated to each of your selected Investment Options will impact the overall factor.
The AEAF for each of the Lifestyle PS Subaccounts on the date of this Prospectus is:

•	Lifestyle Growth PS Subaccount — 70

•	Lifestyle Balanced PS Subaccount — 50

•	Lifestyle Moderate PS Subaccount — 40

•	Lifestyle Conservative PS Subaccount — 20
If your Contract Value is in more than one Lifestyle PS Subaccount, the dollar-weighted AEAF for your Contract equals the weighted average of the factors for each of your selected Lifestyle PS Subaccounts. The dollar-weighted AEAF does not apply to Contract Value that has been allocated to the Bond PS Subaccount or the Ultra Short Term Bond Subaccount.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

*	The Portfolio Stabilization Process uses the term “Target Bond PS Subaccount Allocation” in connection with the review of Contract Value Allocation to describe the target amount required to be maintained in the Bond PS Subaccount, before adjustment to reflect Contract Value allocated to the Ultra Short Term Bond Subaccount. We define the term as follows:
Target Bond PS Subaccount Allocation — The sum of (a) plus (b) minus (c) minus (d) where:

(a)	Is the minimum of the Contract Value and 80% of the Reference Value

(b)	Is the Reference Value Band multiplied by 2.5% of the Reference Value

(c)	Is 20 divided by the weighted average AEAF (“WAEAF”) multiplied by the minimum of the Contract Value and 80% of the Reference Value

(d)	Is the Reference Value Band multiplied by 2.5% of the Reference Value multiplied by F.
For purposes of the Target Bond PS Subaccount Allocation, “F” is determined as follows:

F =	32 × WAEAF — 540 + RV Band × (WAEAF — 20)

5 × WAEAF
e. Step Four (pages 43-44)
i. Transfers from the Bond PS Subaccount to the Lifestyle PS Subaccounts (page 44) - Please explain (using words and/or an illustration) what you mean when you state:
“The Portfolio Stabilization Process will not transfer Contract Value to your selected Lifestyle PS Subaccounts, even if there is an excess amount allocated to the Bond PS Subaccount, unless: the RV Ratio determined in STEP TWO remains within the same RV Ratio Band described in STEP THREE for 5 consecutive Business Days.”
RESPONSE: In order to reduce the potential for frequent transfers out of, and back into, the Bond PS Subaccount during periods of volatility in equity markets, the Portfolio Stabilization Process uses a non-discretionary mechanism to place limits on transfers out of the Bond PS Subaccount to the Lifestyle PS Subaccounts. We will revise the description of this mechanism in the Revised Prospectus as follows:
1. We will revise the disclosure in STEP TWO to read:
          STEP TWO
Comparison of Contract Value to Reference Value; Impact of Transactions. We designed the Portfolio Stabilization Process to trigger a review of your Contract Value and the possibility of an automatic transfer of Contract Value to and from the Bond PS Subaccount based on:
•	the ratio (expressed as a percentage) of your Contract Value to the Reference Value (the “Reference Value Ratio” or “RV Ratio”) or

•	the occurrence of certain transactions that we describe below.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

We calculate the RV Ratio for your Contract at the end of each Business Day by dividing the current Contract Value by the current Reference Value. NOTE: The RV Ratio may change when you take withdrawals up to the Lifetime Income Amount, and may result in automatic transfers of Contract Value to the Bond PS Subaccount under STEP FOUR A.
The Portfolio Stabilization Process reviews the allocation of Contract Value under your Contract (and determines possible transfers to or from the Bond PS Subaccount, as described in STEP THREE) when the RV Ratio first falls below 92.5% and at certain incremental thresholds after that. The Portfolio Stabilization Process generally does not review the allocation of Contract Value under your Contract if the RV Ratio from one Business Day to the next remains within does not move from one of the following bands (“RV Ratio Bands”):

RV Ratio Band	RV Ratio
5	92.5% or more
4	less than 92.5%, but greater than or equal to 90%
3	less than 90%, but greater than or equal to 87.5%
2	less than 87.5%, but greater than or equal to 85%
1	less than 85%, but greater than or equal to 82.5%
0	less than 82.5%
The Portfolio Stabilization Process will ~~review the allocation of Contract Value on a Business Day, even where the RV Ratio is unchanged~~ proceed to STEP THREE to determine possible transfer to or from Bond PS Subaccount under the following circumstances:
•	on any Business Day when the RV Ratio Band decreases from the RV Ratio Band in effect on the date of a previous transfer under the Portfolio Stabilization Process, or

•	in ~~certain instances~~ cases where the RV Ratio ~~has~~ previously increased from an RV Ratio Band to a higher RV Ratio Band and remained at least at the higher ~~level~~RV Ratio Band for five consecutive Business Days, or

•	if the RV Ratio is less than 82.5% on any Monthly Anniversary, or

•	upon the occurrence of a transaction described below.
Increases in RV Ratio. The Portfolio Stabilization Process will not proceed to STEP THREE , unless:
•	the RV Ratio remains within the same RV Ratio Band for 5 consecutive Business Days (or moves to a higher RV Ratio Band during that 5 Business Day period), and

•	there are no transactions, as described below, on the 5th consecutive Business Day.
At the end of the 5th consecutive Business Day, the Portfolio Stabilization Process uses the minimum RV Ratio Band calculated during the 5 Business Day Period to determine the permitted Contract Value allocation described in STEP THREE, inclusive of amounts held in the Bond PS Subaccount.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

EXAMPLES ~~Examples of length of time in an RV Ratio Band as a condition for transfers from Bond PS Subaccount~~: In the next two examples, we illustrate the impact of the daily RV Ratio Band on transfers from the Bond PS Subaccount. In each example, we assume that:
•	your Contract Value has been allocated to the Lifestyle PS Subaccounts,

•	the Portfolio Stabilization Process previously resulted in a transfer of Contract Value to the Bond PS Subaccount,

•	there are no transactions, as described in STEP TWO, and

•	there is Contract Value allocated in the Bond PS Subaccount for each Business Day shown that exceeds the amount required.
Example 1. RV Ratio Band Increases Then Falls. Assume the RV Ratio at the end of each Business Day falls within the RV Ratio Band shown:

Business Day:	1	2	3	4	5	6
RV Ratio Band:	2	3	3	3	3	1
Although the RV Ratio Band increased from 2 to 3, it did not remain at 3 for the required five Business Days so no amounts would be transferred under your Contract from the Bond PS Subaccount to any Lifestyle PS Subaccounts. Under this example, the RV Ratio Band on Business Day 6 decreased from RV Ratio Band 3 to RV Ratio Band 1. Since RV Ratio Band is even lower than the RV Ratio Band on Day 1, it is possible that additional Contract Value might even be transferred to the Bond PS Subaccount from your selected Lifestyle PS Subaccounts.
Example 2. RV Ratio Band Increases. Assume the RV Ratio at the end of each Business Day falls within the RV Ratio Band shown:

Business Day:	1	2	3	4	5	6
RV Ratio Band:	2	3	3	3	4	5
In this example, the RV Ratio Band increased from 2 to 3 and remained at an RV Ratio Band of 3 or higher for five consecutive Business Days (i.e., from Business Day 2 through Business Day 6). The Portfolio Stabilization Process would result in a transfer of Contract Value from the Bond PS Subaccount at the end of Business Day 6 based on the RV Ratio Band 3 (i.e., the lowest RV Ratio Band from Business Day 2 through Business Day 6). Even though the RV Ratio Band increased from 3 to 4 on Business Day 5, and again increased to RV Ratio Band 5, it did not remain at either of the higher RV Ratio Bands at the end of Business Day 6 for the required five consecutive Business Days. The movement to a higher RV Ratio Band on Day 5 could result in an additional transfer if the RV Ratio for the next 4 Business Days (i.e., Business Days 6 to 9) remains at RV Ratio Band 4 or higher.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

Once all conditions have been satisfied, the Portfolio Stabilization Process will transfer Contract Value held in the Bond PS Subaccount, up to the total amount permitted, on a pro rata basis to each of the Lifestyle PS Subaccounts in which your Contract currently allocates Contract Value. Transfers from your selected Lifestyle PS Subaccounts to the Bond PS Subaccount may occur more frequently than transfers from the Bond PS Subaccount back to your selected Lifestyle PS Subaccounts.
[Paragraph moved] Transactions. We will review the allocation of Contract Value on any Business Day if one or more of the following transactions occur:
•	you make an Additional Purchase Payment, or

•	you transfer Contract Value between your selected Variable Investment Options, or

•	an automatic investment program (e.g., Automatic Rebalancing or Dollar Cost Averaging) transfers Contract Value to any of your selected Variable Investment Options.
[Paragraph moved] WE PROCEED TO STEP THREE when:
•	at least one of the transactions described in the section above has occurred,

•	the RV Ratio first declines below 92.5%,

•	the RV Ratio decreases from the last assigned RV Ratio Band to a lower RV Ratio Band,

•	the RV Ratio is less than 82.5% on the Business Day when we make a monthly adjustment to the Reference Value or

•	the RV Ratio increases from an RV Ratio Band to a higher RV Ratio Band and remains at a higher level for five consecutive Business Days (see STEP FOUR B, below).
Otherwise, no further action is taken under the Portfolio Stabilization Process for that Business Day.
2. We will revise the disclosure in STEP FOUR B to read:
      B. Transfers from the Bond PS Subaccount to the Lifestyle PS Subaccounts
~~We may transfer Contract Value from the Bond PS Subaccount to all Lifestyle PS Subaccounts in your Contract on a pro rata basis based on the current ratio of Contract Value in each of your selected Lifestyle PS Subaccounts.~~ The Portfolio Stabilization Process will determine whether, and how much, Contract Value must be transferred to the Bond PS Subaccount as described in STEP THREE. From time to time, the amount of your Contract Value actually allocated to the Bond PS Subaccount could be in excess of the amount required under the Portfolio Stabilization Process.~~, which may trigger~~ In that case, we may transfer~~s~~ Contract Value from the Bond PS Subaccount to all of the Lifestyle PS Subaccounts selected in your Contract on a pro rata basis based on the current ratio of Contract Value in each Lifestyle PS Subaccount. This could happen in certain instances involving:

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

•	favorable investment performance in the Ultra Short Term Bond Subaccount or Bond PS Subaccount relative to your other selected Investment Options;

•	an overall increase in Contract Value that results in a higher RV Ratio Band for a period of 5 consecutive Business Days; or

•	your transfer of Contract Value from a Lifestyle PS Subaccount to the Ultra Short Term Bond Subaccount or to a different Lifestyle PS Subaccount with a lower AEAF.
~~The Portfolio Stabilization Process will not transfer Contract Value to your selected Lifestyle PS Subaccounts, even if there is an excess amount allocated to the Bond PS Subaccount, unless:~~
~~•~~	~~the RV Ratio determined in STEP TWO remains within the same RV Ratio Band described in STEP THREE for 5 consecutive Business Days (or moves to a higher RV Ratio Band and remains in that band for 5 consecutive Business Days), and~~

~~•~~	~~at the end of the 5th consecutive Business Day, the permitted Contract Value allocation, inclusive of amounts held in the Bond PS Subaccount, was calculated under the next higher RV Ratio Band described in STEP THREE, and~~

~~•~~	~~there have been no transactions, as described in STEP TWO, on the 5th consecutive Business Day.~~
~~If all three conditions are satisfied,~~ In STEP THREE, the Portfolio Stabilization Process will calculates the total limit on amounts that may be invested in the Lifestyle PS Subaccounts. In most cases, the calculation uses the RV Ratio Band in effect for that Business Day. However, where STEP THREE results from an increase in the RV Ratio Band, ~~For purposes of this calculation,~~ the Portfolio Stabilization Process uses the lowest RV Ratio Band during the 5 consecutive Business Days.
ii. Please describe “Transfers from the Bond PS Subaccount to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount” in this section, not just in the SAI.
RESPONSE: We will add the following text from the SAI to “Step Four” in the Revised Prospectus:
C. Transfers from the Bond PS Subaccount to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount. The Portfolio Stabilization Process results in a transfer to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount if:
•	you instruct us to allocate 100% of your available Contract Value to one of the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount, and

•	some of your Contract Value is currently allocated to the Bond PS Subaccount.
In such an event, your Contract Value allocated to the Bond PS Subaccount is transferred automatically to the Subaccount you have instructed.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

The Portfolio Stabilization Process results in a transfer to the Lifestyle Conservative PS Subaccount if:
•	you instruct us to allocate 100% of your available Contract Value to a combination of the Ultra Short Term Bond Subaccount and the Lifestyle Conservative PS Subaccount, and

•	some of your Contract Value is currently allocated to the Bond PS Subaccount.
In such an event, your Contract Value allocated to the Bond PS Subaccount is transferred automatically to the Lifestyle Conservative PS Subaccount.
f. General — Please include an Appendix to the prospectus in which you provide numeric examples illustrating as many scenarios under the Portfolio Stabilization Process as possible.
RESPONSE: We will add a new Appendix A: “Examples of the Portfolio Stabilization Process” to the Revised Prospectus to illustrate a variety of scenarios.

13.	Increases in Guaranteed Amounts, pages 44-46
Please explain in the prospectus how Additional Purchase Payments and Credits affect the Portfolio Stabilization Process. Also, please elaborate on your statement that the “Portfolio Stabilization Process may affect the amount and/or frequency of Step-Ups.” (Page 39 and Bottom of page 46)
RESPONSE: We will add a new Appendix B: “Impact of Transactions on Portfolio Stabilization Process” to the Revised Prospectus, with a chart showing the effect on the Portfolio Stabilization Process of Additional Purchase Payments, Credits and Step-Ups. Appendix B is included as Attachment A to this letter.
We also will revise the last paragraph at the end of the “Increases in Guaranteed Amounts” in the Revised Prospectus to add a cross-reference to Appendix B, as follows:
Impact of Additional Purchase Payments, ~~and~~ Credits and Step-Ups on the Portfolio Stabilization Process ~~Step-Ups. The Portfolio Stabilization Process may affect the amount and/or the frequency of Step-Ups.~~ Please see Appendix B: “Impact of Transactions on Portfolio Stabilization Process” for additional information on the impact of Additional Purchase Payments, Credits and Step-Ups on the Portfolio Stabilization Process.

14.	Withdrawals, pages 46-49
Please explain in the prospectus how each type of withdrawal listed affects the Portfolio Stabilization Process.

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

RESPONSE: We will add a new Appendix B: “Impact of Transactions on Portfolio Stabilization Process” to the Revised Prospectus, with a chart showing the effect on the Portfolio Stabilization Process of each type of withdrawal listed in “Withdrawals, Distributions and Settlements.” We also will add a cross-reference to Appendix B in each section on withdrawals in “Withdrawals, Distributions and Settlements.” Appendix B is included as Attachment A to this letter.

15.	Withdrawals after the Lifetime Income Date — Example, page 47
Please insert the word “by” in the third sentence, i.e., the sentence would read “we would first reduce your Contract Value by the Lifetime Income Amount...”
RESPONSE: The Example under “Withdrawals, Distributions and Settlements — Withdrawals after the Lifetime Income Date” in the Revised Prospectus will read as follows:
EXAMPLE: Assume that you purchase a Contract with an IPFL 6.11 Series Rider. Also assume that when you are age 67, the Contract Value is $100,000, the Benefit Base is $110,000, and the Lifetime Income Amount is $5,500. If you withdraw $10,000, we would first reduce your Contract Value by the Lifetime Income Amount of $5,500 to $94,500. Next, since $4,500 of this withdrawal is an Excess Withdrawal, we would reduce your Benefit Base by 4.76% ($4,500/$94,500). The Benefit Base after the Excess Withdrawal would be $104,764 ($110,000 — .0476 × $110,000) and the Lifetime Income Amount would be $5,238 (.05 × $104,764).

16.	Reduction or Elimination of Charges and Deductions, pages 56-57
Please disclose which charges and deductions you may reduce or eliminate. If the charges will include more than just sales loads and deductions from purchase payments, please advise why it is appropriate to assess such different charges on individuals (vs. groups or groups of individuals). See Rule 22d-2 of the Investment Company Act of 1940.
RESPONSE: The charges we may reduce or eliminate include only sales loads and deductions from Purchase Payments. The text at the beginning of this section has been revised as follows:
We may reduce or eliminate the amount of ~~the~~ withdrawal charges or any administrative charge or other ~~and~~ deductions from Purchase Payments for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts.

17.	SAI — John Hancock Variable Insurance Trust Portfolio Holdings Currently Posted on a Website, SAI page 1

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

Please make sure that the web address provided is up and running before requesting acceleration of the filing.
RESPONSE: We will revise the web address in the SAI to be included in the Pre-Effective Amendments and be sure it is up and running prior to our request for acceleration of the filing of the Pre-Effective Amendments.

18.	SAI — Review of Contract Value Allocation and Automatic Transfers, page 7
It would appear that the headings should be labeled “Review of Contract Value Allocation under STEP THREE” and “Automatic Transfers under STEP F0UR.” Please advise or revise.
RESPONSE: The two referenced headings in the SAI will be revised as follows:
Review of Contract Value Allocation under STEP ~~TWO~~ THREE of the Portfolio Stabilization Process
Automatic Transfers under STEP ~~THREE~~ FOUR of the Portfolio Stabilization Process

19.	Tandy Representations
RESPONSE: In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to this letter, the Contracts or the Registration Statements, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011

Attachment

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011
Attachment A

ATTACHMENT A
[All new]
Appendix B: Impact of Transactions on Portfolio Stabilization Process
The following tables are applicable to Contracts issued with an IPFL 6.11 Series Rider. They illustrate the impact of various types of transactions on the Portfolio Stabilization Process. In Table A-1, we illustrate the impact of Additional Purchase Payments, Credits and Step-Ups. In Table A-2, we illustrate the impact of various types of withdrawals of Contract Value.
Table A-1. Impact of Additional Purchase Payments, Step-ups and Credits

Type of Transaction	Impact on the Portfolio Stabilization Process
Additional Purchase Payments:

A) Before Lifetime Income Date	An Additional Purchase Payment will increase the Contract Value and the Reference Value on a dollar for dollar basis. The Portfolio Stabilization Process will calculate the ratio of the new Contract Value to the new Reference Value to determine a Reference Value Ratio. (See “Portfolio Stabilization Process — STEP TWO.”) After that, the Portfolio Stabilization Process will review your Contract Value Allocation to determine if a transfer will be made. (See “Portfolio Stabilization Process — STEP THREE.”) Any other change in Contract Value on the date of the Additional Purchase Payment, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

B) On and after the Lifetime Income Date	An Additional Purchase Payment will increase the Contract Value and may increase the Reference Value. Unlike an Additional Purchase Payment before the Lifetime Income Date, we may offset the Additional Purchase Payment by your withdrawals (see “Portfolio Stabilization Process — STEP ONE”). In any event, the Portfolio Stabilization Process will calculate the ratio of the new Contract Value to the Reference Value to determine a Reference Value Ratio. (See “Portfolio Stabilization Process — STEP TWO.”) After that, the Portfolio Stabilization Process will review your Contract Value Allocation to determine if a transfer will be made. (See “Portfolio Stabilization Process — STEP THREE.”) Any other change in Contract Value on the date of the Additional Purchase Payment, however, may result in all,

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011
Attachment A

Type of Transaction	Impact on the Portfolio Stabilization Process
some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

Increases in Guaranteed Amounts:

Credit	A Credit will increase the Benefit Base and Lifetime Income Amount under an IPFL 6.11 Series Rider. It does not increase Contract Value or the Reference Value. As a result, a Credit will not change the Reference Value Ratio and will not automatically trigger a transfer under the Portfolio Stabilization Process. Any other change in Contract Value on the date of a Credit, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

Step-Up	A Step-Up will increase the Benefit Base and Lifetime Income Amount under an IPFL Series 6.11 Series Rider. It does not increase Contract Value or the Reference Value. As a result, a Step-Up will not change the Reference Value Ratio and will not automatically trigger a transfer under the Portfolio Stabilization Process. Any other change in Contract Value on the date of the Step-Up, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.
Table A-2. Impact of Withdrawals

Type of Withdrawal	Impact on the Portfolio Stabilization Process
From a selected Investment Option	The IPFL 6.11 Series Rider does not permit you to withdraw Contract Value from a specific Investment Option if your Contract Value is allocated to more than one Investment Option.

Pro rata from each Investment Option in which your Contract Value is allocated	Your Contract Value will reduce and your Contract’s Reference Value may change depending on the specific type of withdrawal transaction, as described below. The Portfolio Stabilization Process will calculate the ratio of remaining Contract Value to Reference Value (as may be adjusted) to determine if the withdrawal will result in a review of your Contract Value allocation. (See “Portfolio Stabilization Process — STEP TWO”) Since the withdrawal under your Contract will be taken pro rata from each Investment Option, the dollar-weighted Assumed Equity Allocation Factor for your Contract does not change. Your withdrawal may, however, result in a transfer of remaining Contract Value to the Bond PS

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011
Attachment A

Type of Withdrawal	Impact on the Portfolio Stabilization Process
Subaccount if the RV Ratio Band declines (See “Portfolio Stabilization Process — STEP THREE”).

Withdrawals before the Lifetime Income Date	Your withdrawal is an Excess Withdrawal. It will reduce the remaining Contract Value and the Reference Value on a pro rata basis. It will not reduce the Reference Value Ratio, and will not result in an additional transfer of Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Withdrawals of the Lifetime Income Amount after the Lifetime Income Date	Your withdrawal reduces the Contract Value but does not reduce the Reference Value.. As a result, your withdrawal will change the Reference Value Ratio, which may lead to a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Excess Withdrawals after the Lifetime Income Date	Your withdrawal exceeds the Lifetime Income Amount. It will reduce the Contract Value and the Reference Value on a pro rata basis. It will not reduce the Reference Value Ratio, and will not result in an additional transfer of Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Withdrawals after the Lifetime Income Date under the Income Made Easy Program:

(A) full allowable amount	Same as “Withdrawals of the Lifetime Income Amount after the Lifetime Income Date,” above.

(B) the full allowable amount plus any increases in Contract Value resulting from investment gains at the end of a Contract Year	Your withdrawals during a Contract Year reduce the Contract Value, but not the Reference Value. Your withdrawal of investment gains at the end of a Contract Year reduces the Reference Value in proportion to the reduction of Contract Value. Each withdrawal of the full allowable amount will change the Reference Value Ratio, which may result in a transfer of a portion of remaining Contract Value to the Bond PS Subaccount

Alison T. White, Esq.
SEC Office of Insurance Products
April 29, 2011
Attachment A

Type of Withdrawal	Impact on the Portfolio Stabilization Process
under the Portfolio Stabilization Process. Your withdrawal of investment gains, if any, at the end of a Contract Year will not change the Reference Value Ratio and will not trigger an automatic transfer.

(C) the full allowable amount plus any amount under our Life Expectancy Distribution Program that would exceed the full allowable amount;	Your withdrawal reduces the Contract Value but does not reduce the Reference Value. As a result, each withdrawal will change the Reference Value Ratio, which may lead to a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

(D) the annual amount under our Life Expectancy Distribution Program (in lieu of the full allowable amount)	Your withdrawal reduces the Contract Value but does not reduce the Reference Value. As a result, each withdrawal will change the Reference Value Ratio, which may lead to a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

(E) a specified dollar amount that is less than the full allowable amount	Your withdrawal reduces the Contract Value. Because the specified dollar amount is less than the Lifetime Income Amount, the Reference Value will not be reduced. As a result, your withdrawal will change the Reference Value Ratio, which may lead to a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Withdrawals under the Life Expectancy Distribution Program	Same as Income Made Easy selection (D), above.